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                                                                    EXHIBIT 99.4


                                   MEMORANDUM



TO:     Holder of Skystone Systems Corporation Nonstatutory Stock Options

FROM:   Cisco Systems, Inc.

DATE:   July __, 1997

RE:     Assumption of Stock Options


        As you know, Skystone Systems Corporation ("Skystone") was recently acquired by Cisco Systems, Inc. ("Cisco") through the merger of Skystone with two wholly owned Cisco subsidiaries which resulted in the creation of the wholly owned Cisco subsidiary, Amalco/Unlimco, effected on July __, 1997 (the "Acquisition").

        In connection with this transaction, Cisco and Amalco/Unlimco have assumed all of your outstanding Skystone stock options so that those options have been converted into options to acquire Exchangeable Shares of Amalco/Unlimco Stock. The Exchangeable Shares may then be exchanged by the holder for shares of Cisco common stock. Several additional changes to your options were also made as part of the assumption process. These changes are set forth in the Stock Option Assumption Agreement attached hereto and may be summarized as follows:

                1. The number of shares of Exchangeable Shares subject to your option reflects the ratio at which shares of Skystone common stock ultimately were converted into Exchangeable Shares of Amalco/Unlimco in the Acquisition. That ratio was 0.237109 of an Exchangeable Share for each share of Skystone common stock (the "Exchange Ratio"). Upon exercise of your option and your receipt of the Exchangeable Shares, each Exchangeable Share can then be exchanged by you on a one-for-one basis into Cisco Stock at any time. As a result, the number of Cisco shares which you may ultimately receive after exercise of your option and the one-for-one exchange of Exchangeable Shares, is equal to the number of shares of Skystone common stock which were subject to your option immediately before the Acquisition, multiplied by the Exchange Ratio. No fraction of an Exchangeable Share will be issued, but in lieu thereof each holder of an assumed Skystone option who would otherwise be entitled to a fraction of an Exchangeable Share shall receive from Amalco/Unlimco an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction,


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        multiplied by (ii) the average closing price of a share of Cisco Stock for the ten most recent days that Cisco Stock has traded ending on the trading day immediately prior to the Effective Time of the Acquisition, as reported on the Nasdaq National Market (the "Closing Price").

                2. The aggregate exercise price payable for the Exchangeable Shares now subject to your option is the same as the price that was in effect for the shares of Skystone common stock purchasable under your option immediately prior to the Acquisition. However, the exercise price per share has been adjusted to reflect the Exchange Ratio. Accordingly, the exercise price per share in effect under your option immediately before the Acquisition has been divided by 0.237109 to establish the price per share payable for the Exchangeable Shares.

                3. No change has been made to the vesting schedule in effect for your option. Your Exchangeable Shares will continue to vest in accordance with the same installment vesting schedule in effect under your Skystone option, with the number of Exchangeable Shares subject to each such installment adjusted to reflect the Exchange Ratio. However, you will now earn vesting credit not only for the period you continue in employment with Skystone after the Acquisition but also for any period of service you may complete as an employee of Cisco, Amalco/Unlimco or any other Cisco subsidiary should you subsequently transfer within the Cisco organization.

        Attached are two copies of the Stock Option Assumption Agreement pursuant to which Cisco and Amalco/Unlimco have assumed your Skystone options with the adjustments discussed above. Please review the agreement carefully so that you understand your rights to acquire Cisco shares. You should contact Leslie Chambers at Cisco at (408) 526-8238 if you have any questions. After you have reviewed the agreement, please sign one copy and return it to Ms. Chambers in the pre-addressed envelope enclosed.

        The other copy of the Stock Option Assumption Agreement should be attached to your existing option documentation so that you will have a complete record of all the terms and provisions applicable to your option as now assumed by Cisco and its wholly owned subsidiary, Amalco/Unlimco.


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